February 24, 2017

VIA EDGAR

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – Edgar

RE:	RiverSource Life Insurance Co. of New York
RiverSource of New York Variable Annuity Account
Post-Effective Amendment No. 8 on Form N-4
File Nos.333-186220/811-07623

RiverSource RAVA 5 Advantage Variable Annuity

RiverSource RAVA 5 Select Variable Annuity

RiverSource RAVA 5 Access Variable Annuity

(offered for contract applications signed on or after April 29, 2013)

Dear Mr. Cowan:

On behalf of RiverSource of New York Variable Annuity Account (“Registrant”), RiverSource Life Insurance Co. of New York (“Company”) is filing electronically Registrant’s Post-Effective Amendment No.8(“Amendment No.8”) on Form N-4 pursuant to Rule 485(a) of the Securities Act of 1933 (“1933 Act”).

Registrant requests selective review in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because the prospectus and Statement of Additional Information included in this Amendment No. 8 are substantially similar to Registrant’s Pre-Effective Amendment No. 7, file Nos. 333-186220/811-07623 filed on or about May 2, 2016. Registrant believes that the only area that may warrant particular attention are the changes made to the guaranteed minimum withdrawal benefits – SecureSource 4 NY and SecureSource 4 Plus NY riders.

In this Amendment No.8, the primary changes to the SecureSource 4 NY and SecureSource 4 Plus NY riders include:

•	Income Bonus will be offered for contract applications signed on or after May 1, 2017;

•	The current rider fee will increase;

•	Other non-material changes.

If you have any questions regarding this filing, please contact me at (612) 678-5337 or Boba Selimovic at (612) 671-7449.

Sincerely,

/s/ Nicole D. Wood
Nicole D. Wood
Assistant General Counsel